l:\secfiles\10_q\1stqtr94\exhib99a.doc6
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                                                              EXHIBIT 99(a)
                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS AND
                        MANAGEMENT'S DISCUSSION AND ANALYSIS

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                          Consolidated Statements of Income


                                                          Three Months Ended
                                                              March 31,
                                                          ------------------
                                                              1994      1993
                                                          --------  --------
                                                         (in millions except
                                                          per share amounts)
Revenues
Systems and other contracts
    GM and affiliates                                       $841.7    $845.9
    Outside customers                                      1,375.5   1,213.9
Interest and other income                                     22.1      13.4
                                                           -------   -------
      Total revenues                                       2,239.3   2,073.2
                                                           -------   -------

Costs and expenses
  Cost of revenues                                         1,710.6   1,569.7
  Selling, general, and administrative                       250.8     257.6
  Interest                                                     9.6       9.3
                                                           -------   -------
      Total costs and expenses                             1,971.0   1,836.6
                                                           -------   -------

Income before income taxes                                   268.3     236.6
Provision for income taxes                                    96.6      85.2
                                                           -------   -------
Separate Consolidated Net Income                            $171.7    $151.4
                                                           =======   =======


Available Separate Consolidated
  Net Income (Note 1)
Average number of shares of GM
  Class E common stock outstanding
  (in millions) (Numerator)                                 257.9      234.7
Class E dividend base (in millions)
  (Denominator)                                             481.2      479.7

Available Separate Consolidated Net Income                  $92.1      $74.1
                                                              ====      ====
Earnings Attributable to GM Class E
  Common Stock on a Per Share Basis
  (Note 1)                                                   $0.36     $0.32
                                                              ====      ====


See accompanying notes to consolidated financial statements.















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                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                             Consolidated Balance Sheets

                                                     March 31, December 31,
                                                          1994         1993
                                                     --------- ------------
                                                         (in millions)
Assets
Current assets
  Cash and cash equivalents                             $559.7        $383.4
  Marketable securities                                  194.2         224.1
  Accounts receivable                                  1,397.3       1,412.5
  Accounts receivable from GM and affiliates              88.1         112.6
  Inventories                                            149.9         130.7
  Prepaids and other                                     275.9         243.5
                                                       -------       -------
      Total current assets                             2,665.1       2,506.8
                                                       -------       -------
Property and equipment, at cost less accumulated
  depreciation of $2,502.4 at March 31, 1994
  and $2,405.7 at December 31, 1993
    Land                                                 122.1         121.6
    Buildings and facilities                             529.5         532.0
    Computer equipment                                 1,317.9       1,275.5
    Other equipment and furniture                        184.0         185.6
                                                       -------       -------
      Total property and equipment, net                2,153.5       2,114.7
                                                       -------       -------
Operating and other assets
  Land held for development, at cost                      95.8          94.4
  Investment in leases and other                       1,319.0       1,159.9
  Software, goodwill, and other intangibles, net       1,056.2       1,066.3
                                                       -------       -------
      Total operating and other assets                 2,471.0       2,320.6
                                                       -------       -------
Total Assets                                          $7,289.6      $6,942.1
                                                       =======       =======




Liabilities and Stockholder's Equity
Current liabilities
  Accounts payable                                      $364.1        $359.8
  Accrued liabilities                                  1,013.7         996.0
  Deferred revenue                                       421.9         429.7
  Income taxes                                           214.5         202.2
  Notes payable                                          124.1         172.7
                                                       -------       -------
      Total current liabilities                        2,138.3       2,160.4
                                                       -------       -------
Deferred income taxes                                    679.0         641.5
                                                       -------       -------
Notes payable                                            710.4         522.8
                                                       -------       -------
Stockholder's equity
  Common stock, without par value; authorized
    1,000.0 shares.  Issued and outstanding 481.7
    shares at March 31, 1994 and 480.9 shares
    at December 31, 1993                                 446.3         421.2
  Retained earnings                                    3,315.6       3,196.2
                                                       -------       -------
      Total stockholder's equity                       3,761.9       3,617.4
                                                       -------       -------
Total Liabilities and Stockholder's Equity            $7,289.6      $6,942.1
                                                       =======       =======

See accompanying notes to consolidated financial statements.






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                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                        Consolidated Statements of Cash Flows


                                                     Three Months Ended
                                                          March 31,
                                                     ------------------
                                                       1994        1993
                                                     ------      ------
                                                        (in millions)

Cash Flows from Operating Activities
  Net income                                         $171.7      $151.4
                                                      -----       -----
  Adjustments to reconcile net income
    to net cash provided by operating
    activities (net of effects of
    acquired companies)
      Depreciation and amortization                   160.7       143.6
      (Increase) decrease in
        accounts receivable                            21.9       (36.0)
      (Increase) decrease in accounts
        receivable from GM and affiliates              25.5       (33.6)
      Increase in inventories                         (18.5)      (28.5)
      (Increase) decrease in prepaids
        and other                                     (33.2)        1.6
      Increase (decrease) in accounts
        payable and accrued liabilities                 5.6      (129.7)
      Decrease in deferred revenue                    (11.5)      (11.6)
      Increase in income taxes                         10.5         8.4
      Increase in deferred income taxes                35.6        33.8
                                                      -----       -----
        Total adjustments                             196.6       (52.0)
                                                      -----       -----
  Net cash provided by operating activities           368.3        99.4
                                                      -----       -----


Cash Flows from Investing Activities
  Payments for purchase of marketable
    securities                                        (38.6)      (44.2)
  Proceeds from sale of marketable
    securities                                         70.3        33.8
  Payments related to land held for
    development                                        (1.4)       (2.8)
  Payments for investment in leases
    and other                                        (257.2)      (77.0)
  Proceeds from investment in leases
    and other                                          96.8        91.1
  Payments for purchase of software,
    goodwill, and other intangibles                    (4.8)      (16.1)
  Payments for purchase of property and
    equipment                                        (156.3)     (130.6)
  Payments related to acquisition
    of outside companies, net of cash acquired         (0.7)      (30.0)
                                                      -----       -----

  Net cash used in investing activities             ($291.9)    ($175.8)
                                                      -----       -----


See accompanying notes to consolidated financial statements.









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                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

                                                     Three Months Ended
                                                          March 31,
                                                     ------------------
                                                       1994        1993
                                                     ------      ------
                                                       (in millions)
Cash Flows from Financing Activities
  Net increase (decrease) in current
    notes payable with maturities less
    than 90 days                                     ($43.6)     $144.9
  Payments on notes payable                           (32.1)     (149.0)
  Proceeds from notes payable                         205.7        48.9
  Proceeds from issuance of common stock               25.1        29.7
  Cash dividends paid to GM                           (57.7)      (47.9)
                                                      -----       -----
  Net cash provided by financing
    activities                                         97.4        26.6
                                                      -----       -----

Effect of Exchange Rate Changes on Cash and
  Cash Equivalents                                      2.5        (5.5)
                                                      -----       -----

Net Increase (Decrease) in Cash and Cash
  Equivalents                                         176.3       (55.3)

Cash and Cash Equivalents at Beginning
  of Period                                           383.4       421.9
                                                      -----       -----

Cash and Cash Equivalents at End of Period           $559.7      $366.6
                                                      =====       =====

See accompanying notes to consolidated financial statements.


                     Notes to Consolidated Financial Statements

  In the opinion of management, the interim consolidated financial statements reflect all adjustments, consisting of only normal recurring items (with the exception of the accounting change in 1994 to adopt Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, as described in Note 2), which are necessary for a fair presentation of the results for the interim periods presented. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. These consolidated financial statements should be read in conjunction with the consolidated financial statements, the summary of significant accounting policies, and the other notes to the consolidated financial statements included in General Motors' 1993 Annual Report to the SEC on Form 10-K.

Note 1.
  The consolidated financial statements of EDS do not reflect the purchase accounting adjustments arising as a result of the acquisition of EDS by GM.

  Earnings Attributable to GM Class E Common Stock on a Per Share Basis have been determined based on the relative amounts available for the payment of dividends to holders of GM Class E common stock. Holders of GM Class E common stock have no direct rights in the equity or assets of EDS, but rather have rights in the equity and assets of GM (which includes 100% of the stock of EDS). Dividends on the GM Class E common stock are declared out of the Available Separate Consolidated Net Income of EDS earned since the acquisition of EDS by GM. The Available Separate Consolidated Net Income of EDS is determined quarterly and is equal to the separate consolidated net income of EDS, excluding the effects of purchase accounting adjustments arising from the acquisition of EDS, multiplied by a fraction, the numerator of which is the weighted average number of shares of GM Class E common stock outstanding during the period and the denominator of which was 481.2 million shares during the first quarter of 1994. The comparable denominator for the first quarter of 1993 was 479.7 million shares.

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                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES


  The denominator used in determining the Available Separate Consolidated Net Income of EDS is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class E common stock and to reflect certain transfers of capital to or from EDS. In 1988, EDS initiated a program to repurchase 11.0 million shares of GM Class E common stock in order to meet certain future requirements of the Company's employee benefit plans. The GM Board has generally caused the denominator used in calculating the Available Separate Consolidated Net Income of EDS to decrease as shares are purchased and to increase as shares are used for the employee benefit plans.

  The current GM Board policy is that the cash dividends on the GM Class E common stock, when, as, and if declared by the GM Board in its sole discretion, will equal approximately 30% of the Available Separate Consolidated Net Income of EDS for the prior year.

  Consistent with Delaware law, which governs the amount legally available for payment of dividends on GM's common stock, the GM Board of Directors has determined that such amount is materially higher than GM's capital surplus less accumulated deficit.

Note 2
  EDS adopted SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, on January 1, 1994. This statement requires that certain investments in debt and equity securities be classified into one of three categories: held-to-maturity, available-for-sale, or trading. The implementation of this Standard had an immaterial effect on the consolidated financial statements.

                                     * * * * *

                        Management's Discussion and Analysis

Results of Operations
- - ---------------------

  EDS signed $2.2 billion in new business during the period ended March 31, 1994, compared to $1.1 billion in new business during the same period of 1993.

  Total revenues rose $166.1 million over the comparable quarter in the prior year to $2,239.3 million for the quarter ended March 31, 1994. Systems and other contract revenue for the quarter ended March 31, 1994 included $841.7 million of revenue related to GM contracts.

  The growth of non-GM revenue during the first quarter of 1994, when compared to the corresponding period in 1993, was 13.9%. This growth results from several new contracts and improved performance of existing contracts.

  GM revenue remained relatively flat for the first quarter of 1994, when compared with the same period in 1993. While it is anticipated that GM will continue to contribute a significant portion of systems revenue, the percentage of revenue from GM and subsidiaries will continue to decline as non-GM revenues continue to increase.

  Total costs and expenses as a percentage of systems and other contracts revenue improved from 89.2% to 88.9% for the quarters ended March 31, 1993 and 1994, respectively. This reflects continued productivity improvement programs and cost-reduction efforts.

  For the quarter ended March 31, 1994, EDS' separate consolidated net income increased 13.4% to $171.7 million, compared to $151.4 million for the same period of last year. Earnings per share of GM Class E common stock rose from $0.32 to $0.36, or 12.5%, for the first quarter of 1994 when compared to the period ended March 31, 1993. EDS' effective tax rate remained at 36% for the quarter.



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                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES


Liquidity and Capital Resources
- - -------------------------------

  EDS maintained a strong liquidity and capital structure during the first quarter. The current ratio improved to 1.25-to-1 at March 31, 1994 from 1.16-to-1 at December 31, 1993. Return on assets remained relatively flat at 9.7% compared to 9.9% for the periods ended March 31, 1994 and 1993, respectively. Return on equity was 18.6% and 19.4% for the first quarters of 1994 and 1993, respectively. The noncurrent debt-to-capital ratio was 16% at March 31, 1994 and 13% at December 31, 1993. At March 31, 1994, EDS' capital consisted of $710.4 million in noncurrent notes payable and $3,761.9 million in stockholder's equity.

  Total debt was $834.5 million at March 31, 1994 and represented a 20% increase from total debt of $695.5 million at December 31, 1993. Debt, which consists largely of commercial paper, increased primarily to manage working capital needs. The total debt-to-capital ratio (includes current debt as a component of capital) was 18.2% at March 31, 1994 and 16.1% at December 31, 1993.

  EDS continued to maintain a strong cash position. Overall cash and cash equivalents increased $176.3 million to $559.7 million from the end of 1993 to the end of the quarter. Cash provided by operating activities was $368.3 million, an increase of $268.9 million from the first quarter of 1993 to the first quarter of 1994. This increase principally reflects the timing of receipts and disbursements. Cash used in investing activities was $291.9 and $175.8 million for the quarters ended March 31, 1994 and 1993, respectively. The increased use of cash during the first quarter of 1994 is due to expenditures supporting the growth of the business. Net cash provided by financing activities was $97.4 million compared to $26.6 million for the first quarter of 1994 and 1993, respectively, an increase of $70.8 million due to the issuance of long-term debt.

  During the quarter, EDS made net additions to property and equipment of $156.9 million and net additions to software, goodwill, and other intangibles of $10.7 million. EDS paid a cash dividend to GM totaling $57.7 million and has consistently paid cash dividends since 1974.


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